Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated August 10, 2021, with respect to the consolidated financial statements of Gelesis, Inc., included herein and to the reference to our firm under the heading “Experts” in the proxy filing/prospectus.

Our audit report contains an explanatory paragraph that states that the Company's recurring losses from operations and net capital deficiency raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Boston, Massachusetts

August 10, 2021